                                                                      Exhibit 12

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
                     PREFERRED STOCK DIVIDEND REQUIREMENTS
                                 (In Millions)

                                                                   Year Ended December 31,
                                             March 31,  -----------------------------------------------
                                               2004      2003       2002       2001       2000     1999
                                             ---------  ------     ------     ------     -----    -----
Consolidated pretax income (loss)
  from continuing operations..............    $(0.7)    $(35.2)    $(57.3)    $(28.7)    $29.9    $10.6
Undistributed earnings of non-consolidated
affiliates................................      0.2        0.1       (1.3)        --        --       --
Interest expense..........................      0.3        4.4        6.5        8.5       4.9      3.7
Interest portion of rental expense........      3.2        8.6        9.4        6.8       7.3      6.0
                                              -----     ------     ------     ------     -----    -----
    Earnings..............................     $3.0     $(22.1)    $(42.7)    $(13.4)    $42.1    $20.3
                                              =====     ======     ======     ======     =====    =====
Interest expense..........................     $0.3       $4.4       $6.5       $8.5      $4.9     $3.7
Interest portion of rental expense........      3.2        8.6        9.4        6.8       7.3      6.0
Preferred Stock dividend requirements.....      1.1         --         --         --        --       --
                                              -----     ------     ------     ------     -----    -----
    Fixed Charges.........................     $4.6      $13.0      $15.9      $15.3     $12.2     $9.7
                                              =====     ======     ======     ======     =====    =====
RATIO OF EARNINGS TO FIXED CHARGES AND
  PREFERRED STOCK DIVIDEND REQUIREMENTS...       --(1)      --(2)      --(3)      --(4)    3.5      2.1
                                              =====     ======     ======     ======     =====    =====

(1) For the three months ended March 31, 2004, earnings were inadequate to cover fixed charges and preferred stock dividend requirements. We would need an additional $1.6 million of earnings in order to cover our fixed charges and preferred stock dividend requirements.

(2) For the year ended December 31, 2003, earnings were inadequate to cover fixed charges. We would need an additional $35.1 million of earnings in order to cover our fixed charges.

(3) For the year ended December 31, 2002, earnings were inadequate to cover fixed charges. We would need an additional $58.6 million of earnings in order to cover our fixed charges.

(4) For the year ended December 31, 2001, earnings were inadequate to cover fixed charges. We would need an additional $28.7 million of earnings in order to cover our fixed charges.